October 20, 2017
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:     Carlos Pacho, Senior Assistant Chief Accountant
AD Office 11 - Telecommunications

Re:	Sprint Corporation
Form 10-K for Fiscal Year Ended March 31, 2017
Filed May 26, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed August 3, 2017
File No. 001-04721
Ladies and Gentlemen:
Sprint Corporation, a Delaware corporation (“Sprint,” the “Company,” “we,” “our” or “us”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 22, 2017, with respect to our Form 10-K for fiscal year ended March 31, 2017, filed May 26, 2017, and Form 10-Q for fiscal quarter ended June 30, 2017, filed August 3, 2017.

Form 10-K for Fiscal Year Ended March 31, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Wireless Segment Earnings Trends
Wireless Segment Earnings, page 30

1.
We note that within the “Wireless Segment Earnings” table you separately disclose Service Gross Margin in addition to your segment measure of profit (loss). Given that depreciation expense is not included in cost of revenue in your calculation of Service Gross margin, this measure is considered a non-GAAP measure. Accordingly, your presentation of Service gross margin is not appropriate without reconciling it to the most comparable GAAP measure.

Securities and Exchange Commission
October 20, 2017

Response:
We acknowledge the Staff’s comment and we will revise our presentation within the “Wireless Segment Earnings” table within Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") to exclude service gross margin and service gross margin percentages in future filings beginning in our quarter ended September 30, 2017 Form 10-Q.
Cost of Services
Year Ended March 31, 2017 compared to Year ended March 31, 2016, pages 36 and 37

2.
We note you highlight in your earnings release that 2017 was “Another Year of Significant Cost Reductions.” Please provide a more detailed discussion of the specific components of costs of services that management believes can be reduced through the Company’s ongoing cost reduction efforts.

Response:
In accordance with Item 303 of Regulation S-K, we specifically included forward looking information on pages 30 and 31 in our fiscal year ended March 31, 2017 Form 10-K and on page 39 in our quarter ended June 30, 2017 Form 10-Q to highlight the expected reduction in cost of services resulting from modifications to our device insurance program in January 2017. The modifications to our device insurance program, which resulted in a shift from gross presentation of the associated income and costs of the program to a net presentation, is a primary driver for the expected reduction in cost of services in fiscal year 2017 compared to fiscal year 2016. In future filings, under the caption "Cost of Services" within MD&A, we will enhance our disclosures by including discussion about the secondary components of costs that management believes can be reduced through ongoing cost reduction efforts, as illustrated below:
“Although we expect further reductions in cost of services from our ongoing and recently implemented transformation initiatives, our expectations are that the benefits for fiscal year 2017 will be less than those achieved in fiscal year 2016. The anticipated improvement in cost of services in fiscal year 2017 compared to fiscal year 2016 is expected to be driven by reductions associated with changes to this our device insurance program, which is marginally accretive to Wireless segment earnings, as well as declines in network costs associated with labor, backhaul and roaming. As noted in our discussion of service revenue on page 30, we expect revenue to decline by approximately $XXX million in fiscal year 2017 as a result of the changes to the device insurance program.”
Equipment Revenue and Cost of Products, page 37
Year Ended March 31, 2017 compared to the Year Ended March 31, 2016

3.
We note that one of the primary reasons for the $3 billion increase in equipment revenue in 2017 as compared to 2016 was due to higher revenue from the leasing program as more subscribers are choosing to lease their device. We also note on page 27 that the

Securities and Exchange Commission
October 20, 2017

primary reason for the $1.3 billion increase in depreciation expense was due to increased depreciation on leased devices. In order to provide a more transparent disclosure to your investors regarding the profitability of your leasing program, please expand your discussion to disclose lease revenue and depreciation expense related to leased devices. In addition, discuss the impact of the significant write-offs of leased devices on the profitability of the leasing program.
Response:
We acknowledge the Staff’s comment and we will enhance our existing disclosures of the leasing program by expanding our discussion in future filings, beginning with our quarter ended September 30, 2017 Form 10-Q. Under the caption "Equipment Revenue and Cost of Products" within MD&A, we will disclose the amount of equipment revenue associated with our leasing program along with information about the related costs including, depreciation expense and losses on unreturned leased devices, which are already discussed separately in both MD&A and the notes to our consolidated financial statements. Please note that the revenue associated with our leasing program, which was not required to be disclosed for the fiscal year ended March 31, 2017 under Rule 5-03(b)(1) of Regulation S-X, is publicly available and has been included in our earnings releases on Form 8-K since May 2016. Below is the modified disclosure we intend to include within our MD&A in future periodic filings beginning with our quarter ended September 30, 2017 Form 10-Q.
"Total equipment revenues included $XXX million and $XXX billion of device rental revenues for the three and six-months periods ended September 30, 2017, respectively, compared to $811 million and $1.6 billion for the three and six-months periods ended September 30, 2016, respectively. The increase in device rental revenue is primarily related to the increase in subscribers choosing to lease as opposed to purchasing a device. The two primary costs associated with device rental revenues are depreciation of the leased device and losses incurred for devices that are not returned to us by customers. The depreciation expense attributable to device rental revenues, which is presented as a component of consolidated depreciation expense, was $XXX million and $XXX billion for the three and six-months periods ended September 30, 2017, respectively, compared to $724 million and $1.4 billion for the three and six-months periods ended September 30, 2016. Additionally, the loss on leased devices, which is presented in "Other, net" within Operating Income (Loss), was $XXX million and $XXX million for the three and six-months periods ended September 30, 2017, respectively, compared to $111 million and $231 million for the three and six-months periods ended September 30, 2016, respectively. Our marketing plans assume that the revenues derived from renting our devices to customers will be less than the cost of the devices as the life of the device exceeds the contractual rental period. We offer the Flex leasing program to customers as an incentive to attract and retain subscribers who purchase wireless services that utilize our wireless network. While revenue derived from providing devices to customers contributes to our consolidated earnings, wireless service is the major contributor. Therefore, we believe the evaluation of the Company’s central operations, which is to provide wireless services to customers, are best viewed at the consolidated level.

Securities and Exchange Commission
October 20, 2017

Accordingly, we believe consolidated level metrics such as operating income and cash flows from operations are the best indicators of our overall ability to generate cash."
Wireless Earnings, Loss on Disposal of Property, Plant and Equipment, page 38

4.
We note the write-offs from unreturned leased handsets have increased by almost 90% since the year ended March 31, 2016. Also, we note your statement on page 38 that “If customers continue to not return devices, we may have material losses in future periods.” Please disclose whether you expect this trend to continue in light of the recurring losses you have incurred since the introduction of the leasing program in 2014. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:
We did contemplate Item 303(a)(3)(ii) of Regulation S-K during the preparation of our previous filings and disclosed the known trend and uncertainty associated with customers who may not return leased devices. In future filings, we will modify our disclosures to explicitly state that we expect to incur losses associated with the write-off of unreturned leased devices. Below is the modified disclosure we intend to include within our MD&A in future periodic filings beginning with our quarter ended September 30, 2017 Form 10-Q.
“We expect to continue to incur losses in future periods as a result of customers who do not return devices under our leasing program. Similar charges have been incurred for devices sold under our subsidy and installment billing programs as equipment net subsidy and bad debt expense, respectively. While we expect the mix of lease subscribers to increase in the future as a result of the launch of our Flex leasing program during the quarter ended September 30, 2017, we expect the amount of losses in fiscal year 2017 to remain relatively consistent with the amounts recorded in fiscal year 2016.”
Consolidated Statements of Operations, page F-4

5.
We note that you present Cost of services and Cost of products exclusive of depreciation and amortization on the face of your Statements of Operations. Because depreciation and amortization are presented in the aggregate for all of your operations on the face of your income statement, there is not transparency into the amount of depreciation and amortization attributable to each of these line items. Rule 5-03 of Regulation S-X indicates the various line items which should appear on the face of the income statement. Please revise your Statements of Operations to specify the amounts of depreciation and amortization attributable to each line item, Cost of services and Cost of products, to comply with Rule 5-03(b)(2) of Regulation S-X. Alternatively, you may choose to present Cost of services and Cost of products including depreciation and amortization.

Securities and Exchange Commission
October 20, 2017

Response:
We believe we are in compliance with Rule 5-03(b)(2) of Regulation S-X, which requires registrants to present the costs and expenses applicable to sales and revenues that are required to be stated separately on the face of the income statement under Rule 5-03(b)(1) of Regulation S-X. Sprint reports separately the costs and expenses associated with service and equipment revenues as cost of services (exclusive of depreciation and amortization) and cost of products (exclusive of depreciation and amortization), respectively. Further bifurcation of revenues, and therefore the associated costs, was not required at March 31, 2017 as none of the subcaptions of revenues, such as revenue from rentals, exceeded 10 percent of total revenue in accordance with Rule 5-03(b)(1) of Regulation S-X.
Depreciation and amortization are stated separately in our Statement of Comprehensive Income (Loss) in accordance with our internal accounting policies, industry practice, and Rule 5-03(b)(3) of Regulation S-X, which requires registrants to state separately any material amounts not included under caption 2 above (i.e. Rule 5-03(b)(2), Costs and expenses applicable to sales and revenues). Further, SAB Topic 11.B, Depreciation And Depletion Excluded From Cost Of Sales, indicates that if cost of sales excludes charges for depreciation, depletion, and amortization, the description of the line item should reflect this (e.g., “Cost of goods sold (exclusive of items shown separately below)” or “Cost of goods sold (exclusive of depreciation shown separately below)". Given our policy election to exclude depreciation and amortization from cost of services and cost of products, we believe we are in compliance with SAB Topic 11.B (as noted in our parenthetical reference). Further, we do not believe Rule 5-03(b)(2) of Regulation S-X, based on our understanding of SAB Topic 11.B, requires a registrant to state separately in the income statement the amounts of depreciation and amortization attributable to each line item of cost of sales.
We separately disclose to the readers of our financial statements depreciation expense incurred on all leased devices within Note 6. Property, Plant and Equipment on page F-24 of the fiscal year ended March 31, 2017 Form 10-K. We also disclose quantitatively and qualitatively the impacts to depreciation expense as a result of the continued growth of the device leasing program within in our MD&A on page 27 of the fiscal year ended March 31, 2017 Form 10-K. All of the remaining depreciation and amortization are substantially related to service revenue.
For purposes of our annual consolidated financial statements for the fiscal year ended March 31, 2018, we will separately present lease rentals and the cost of lease rentals in our Consolidated Statements of Comprehensive Income (Loss), pursuant to Rule 5-03(b)(1) and (2), provided that revenue from leased devices exceeds 10 percent of total consolidated net operating revenues. Additionally, we will consider segregating assets (i.e., devices) subject to operating leases on our consolidated balance sheets.

6.
Please tell us your basis for presenting the write-off of unreturned leased devices as a component of ‘Other, net’ instead of as a cost directly related to the revenues of your leased handsets. In this regard, it appears that the write-off of leased devices associated

Securities and Exchange Commission
October 20, 2017

with lease cancellations prior to their scheduled customer lease terms, where customers did not return their devices, are costs directly related to your leased handset device revenues. In addition, we note the write-off of unreturned leased devices is included in the determination of Wireless segment earnings.
Response:
During the evaluation of our current presentation, we considered SAB Topic 5.B, which states “gains and losses resulting from the disposition of revenue producing equipment should not be treated as adjustments to the provision of depreciation in the year of disposition, but should be shown as a separate item in the income statement” and ASC 360-10-45-5, which states “a gain or loss recognized on the sale of a long-lived asset … shall be included in income from continuing operations”. Furthermore, SAB Topic 13, footnote 68 states that “gains or losses from the sale of assets should be reported as “other general expenses” pursuant to Rule 5-03(b)(6) of Regulation S-X. Any material item should be stated separately.”

Accordingly, we have included the losses from unreturned handsets related to our leasing activities as a component of “Other, net” within Operating Income (Loss). Furthermore, in order to highlight this element of the leasing program for our readers, we have disclosed the amount of these losses in Note 6. Property Plant, and Equipment within the financial statements of our fiscal year ended March 31, 2017 Form 10-K. Additionally, we provided both quantitative and qualitative disclosures within MD&A on page 38 under the caption "Loss on Disposal of Property, Plant and Equipment".
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Consolidated Statements of Comprehensive Income, page 2
Consolidated Statements of Operations, page F-4

7.
We note that you include revenues from sale of equipment and from leased devices in the line item Equipment revenue. Given the significant increase in revenue from leased devices since the introduction of the leasing program in 2014, tell us how you considered the reporting requirement of Rule 5-03(b)(1) of Regulation S-X.

Response:
Rule 10-01(a)(3) of Regulation S-X provides that interim statements of income shall include only major captions (i.e., numbered captions) set forth in Regulation S-X. Rule 5-03 of Regulation S-X sets forth the major captions of the statements of income such as net sales and gross revenues. We believe income from rentals (revenue from leased devices) is a sub caption, not a major caption based upon both Rules 10-01(a)(3) and 5-03(b) of Regulation S-X. As a result, we believe we are in compliance with Rule 10-01 of Regulation S-X and thus have presented the appropriate captions in our interim Consolidated Statements of Comprehensive Income (Loss) for the quarter ended June 30, 2017. For purposes of our annual consolidated finan

Securities and Exchange Commission
October 20, 2017

cial statements for the fiscal year ended March 31, 2018, we will separately present lease rentals and the cost of lease rentals in our Consolidated Statements of Comprehensive Income (Loss), pursuant to Rule 5-03(b)(1) and (2), provided that revenue from leased devices exceeds 10 percent of consolidated total net operating revenues.
However, given the expected growth of our leasing program, we will enhance our existing disclosures in both our interim financial statements and MD&A in future filings, beginning in our quarter ended September 30, 2017 Form 10-Q, to include the amount of revenues derived from leasing devices to our customers as we have consistently done in our quarterly earnings releases on Form 8-K since the period ended March 31, 2016. We will continue, as we have in previous filings, to provide the material costs associated with the leasing program, including depreciation expense and loss on unreturned leased devices. These two expense categories represent the substantial majority of the costs associated with the leasing program. We believe this enhancement, which has been included in our response to Comment #3, will provide further clarity about the impacts to our operating income resulting from customers choosing to finance their devices under our leasing program.
If you have any questions regarding these matters, please do not hesitate to contact Paul W. Schieber, Jr. or John J. Mutrie, Jr. at (913) 794-3400 and (913) 439-4607, respectively. Thank you for your attention to this matter.
Very truly yours,

/s/ Paul W. Schieber, Jr.
Paul W. Schieber, Jr.
Vice President and Controller

/s/ John J. Mutrie, Jr.
John J. Mutrie, Jr.
Vice President and Assistant Controller

Cc:	Robert Shapiro, Senior Staff Accountant, Securities and Exchange Commission
Ivette Leon, Assistant Chief Accountant, Securities and Exchange Commission
Stefan K. Schnopp, Vice President Legal and Corporate Secretary, Sprint Corporation